March 2013 Pricing Sheet dated March 28, 2013 relating to Preliminary Terms No. 686 dated March 18, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities Based on the Performance of the Common Stock of L Brands, Inc. due April 1, 2016, with Step-Up Redemption Threshold Level Feature
With the Coupon and Payment at Maturity subject to the Performance of the Common Stock of L Brands, Inc.
PRICING TERMS – MARCH 28, 2013
Issuer:	Morgan Stanley
Underlying stock:	L Brands, Inc. common stock
Underlying stock issuer:	L Brands, Inc. Effective March 22, 2013, Limited Brands, Inc. changed its name to L Brands, Inc. A new permanent name is expected to be announced in the future.
Aggregate principal amount:	$2,500,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	March 28, 2013
Original issue date:	April 3, 2013
Maturity date:	April 1, 2016
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Redemption threshold levels:	Determination dates:	Applicable redemption threshold level:
1, 2, 3 and 4	$46.893, which is equal to 105% of the initial share price
5, 6, 7 and 8	$49.126, which is equal to 110% of the initial share price
9, 10 and 11	$51.359, which is equal to 115% of the initial share price
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon of $0.2125 (2.125% of the stated principal amount) per security on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:
June 29, 2013, September 29, 2013, December 29, 2013, March 29, 2014, June 29, 2014, September 29, 2014, December 29, 2014, March 29, 2015, June 29, 2015, September 29, 2015, December 29, 2015, and March 29, 2016, subject to postponement for non-trading days and certain market disruption events.  We also refer to March 29, 2016 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.22391, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$33.495, which is equal to 75% of the initial share price
Initial share price:	$44.66, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61761M789 / US61761M7891
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10	$0.225	$9.775
Total	$2,500,000	$56,250	$2,443,750
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 686 dated March 18, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012           Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.